                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                ARTISOFT, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   04314L106
           ---------------------------------------------------------
                                (CUSIP Number)

                              Gerald R. Forsythe
                               1075 Noel Avenue
                           Wheeling, Illinois 60090
                                (847) 459-4250
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                             Robert A. McWilliams
                               Freeborn & Peters
                      311 South Wacker Drive, Suite 3000
                          Chicago, Illinois 60606-2118
                                (312) 360-6000

                                August 27, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 04314L106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD R. FORSYTHE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)*
 4
          PF,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             333,070
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                1,419,320
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             333,070
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,419,320
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          1,752,390
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          12.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          IN
------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 04314L106                                                          13D
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INDECK POWER EQUIPMENT COMPANY
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC,OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ILLINOIS
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          544,200
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          544,200
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      544,200

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 04314L106                                                          13D
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INDECK ENERGY SERVICES, INC.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC,OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      ILLINOIS
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          835,750
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          835,750
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      835,750

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3, which is being filed jointly by Gerald R. Forsythe ("Mr. Forsythe"), Indeck Power Equipment Company ("Indeck Power") and Indeck Energy Services, Inc. ("Indeck Energy") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Artisoft, Inc. (the "Company") originally filed jointly by the Reporting Persons with the Commission on January 19, 1996, as amended by Amendment No. 1 filed with the Commission on July 9, 1996, and Amendment No. 2 filed with the Commission on November 6, 1996 (as amended, the "Statement").

     The following items of this Statement are hereby supplemented and/or amended as indicated:

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

     None of the Reporting Persons presently has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of the Company, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to those enumerated in the foregoing clauses (a) through (i).

     However, as substantial shareholders of the Company, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock owned by the Reporting Persons, including changes to the composition of the Company's board of directors and/or management and extraordinary transactions involving the Company. In addition, depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, any of the Reporting Persons may purchase additional shares of Common Stock or rights to purchase additional shares of Common Stock in the open market, in privately negotiated transactions or by any other permissible means and, based on such factors, any of the Reporting Persons may dispose of any or all of the shares of Common Stock to which this Statement relates or any other shares of Common Stock that they may hereafter acquire.

     As a result of the Company's unsatisfactory operating results, the Reporting Persons intend to vote against the current directors whose terms expire at the Company's 1997 Annual Meeting. In addition, the Reporting Persons may encourage the Company to explore strategic alternatives to increase shareholder value and, depending on the Company's response, may consider pursuing such alternatives on their own or with third parties. The Reporting Persons also may seek to have the Company eliminate its Rights Agreement (poison pill) and, depending on the Company's response, may seek a shareholder referendum on the issue. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own an aggregate of 1,752,390 shares of Common Stock, representing approximately 12.1% of the outstanding shares of Common Stock (based on 14,539,113 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31,
1997).

     (b) Mr. Forsythe has the sole power to vote and dispose of 372,440 shares of Common Stock owned by him personally, except with respect to 39,370 shares which he and his wife, Jean D. Forsythe, hold as joint tenants; Mr. Forsythe and Indeck Power share the power to vote and dispose of the 544,200 shares of Common Stock owned by Indeck Power; and Mr. Forsythe and Indeck Energy share the power to vote and dispose of the 835,750 shares owned by Indeck Energy.

     (c) On August 27, 1997, Mr. Forsythe acquired 39,370 shares of Common Stock at a price of $2.00 per share in an privately negotiated transaction.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.8 Agreement of Joint Filing among the Reporting Persons dated September 15, 1997

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Dated:  September 15, 1997


                                          /s/ Gerald R. Forsythe
                                          ------------------------------------
                                          Gerald R. Forsythe


                                          INDECK POWER EQUIPMENT COMPANY



                                          /s/ Gerald R. Forsythe
                                          ------------------------------------
                                          By: Gerald R. Forsythe, Chairman and
                                               CEO


                                          INDECK ENERGY SERVICES, INC.



                                          /s/ Gerald R. Forsythe
                                          -------------------------------------
                                          By: Gerald R. Forsythe, Chairman and
                                                CEO

                                 EXHIBIT INDEX

Exhibit                        Description

  7.8 Agreement of Joint Filing among the Reporting Persons dated September 15, 1997